Exhibit 99.1

Algonquin Power & Utilities Corp. Sends Letter to Gas Natural Inc. Board of Directors

Algonquin has Extended Multiple Proposals to Acquire Gas Natural

Gas Natural Tells Algonquin the Company is “Not for Sale” and Refuses to Discuss a Proposed Transaction

Through its Self-preserving Pursuit of an Undefined and Uncertain Standalone Plan, Gas Natural Board is Preventing Shareholders from Receiving an Immediate and Compelling Premium for their Shares

Algonquin Urges Gas Natural Shareholders to Demand that the Gas Natural Board Maximize Shareholder Value through a Sale Process

Algonquin Encourages other Shareholders to Withhold Support for Incumbent Directors and Value Destructive Resolutions in Advance of the July 30, 2014 Annual Shareholders’ Meeting

TORONTO, July 23, 2014 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it sent the following letter to the Gas Natural Inc. (NYSE: EGAS) board of directors:

July 23, 2014

Board of Directors

Gas Natural Inc.

8500 Station Street, Suite 300

Mentor, Ohio 44060

Dear Sirs:

As you know, our parent company Algonquin Power & Utilities Corp. (“APUC”), currently owns approximately 4.9% of the outstanding shares of Gas Natural. Over the past seven months we have sent three letters and reached out numerous times to discuss a potential acquisition of Gas Natural by Liberty Utilities Co. (“Liberty Utilities”). The proposed transaction would provide an immediate and compelling premium to all Gas Natural shareholders. We urge Gas Natural shareholders to exercise their rights by insisting that the Board immediately commence a process to maximize shareholder value through a sale of the company.

We have advised that Liberty Utilities is prepared to move quickly to complete a transaction with Gas Natural that provides superior shareholder value creation with low execution risk, especially when compared to Gas Natural’s poorly articulated and highly uncertain standalone strategy.

Notwithstanding, with our parent company being a large holder of Gas Natural stock, we share the interest of all shareholders of Gas Natural in maximizing shareholder value. To that end, we are supportive of a transaction structure that would permit a broader sale process and the realization of more than $13.00 per share should a higher offer be made by another qualified party. Notably, however, the only way such value can be delivered to Gas Natural shareholders is for you to commence a process to maximize shareholder value through a sale of the company.

LIBERTY UTILITIES IS A PROVEN OWNER OF REGULATED UTILITY ASSETS WITH STRONG GROWTH AND RETURNS

APUC, the parent of Liberty Utilities, is a growing distribution, generation and transmission utility company with approximately $3.7 billion in assets across North America, and which operates through two primary business units: Liberty Utilities and Algonquin Power Co. Liberty Utilities is a reliable, cost effective provider of rate regulated water, electricity and gas distribution and transmission utility services to more than 485,000 customers across the United States. Liberty Utilities has robust access to capital and a firm commitment to investing in the utilities it owns.

Liberty Utilities continues to grow through strong organic growth and capital reinvestment within our utility business and, most importantly, accretive acquisitions. The Liberty Utilities management team has a very strong track record of successfully acquiring and consolidating regulated utility companies, which has produced benefits for all stakeholders. In the last two and a half years alone, Liberty Utilities has acquired natural gas distribution utilities that provide regulated service to more than 285,000 customers in six states.

MULTIPLE ATTEMPTS TO PRIVATELY NEGOTIATE A TRANSACTION WITH GAS NATURAL HAVE BEEN SUMMARILY REJECTED

Our multiple proposals regarding a potential transaction have been consistently rebuffed without any negotiation or significant discussion. On May 7, 2014, we sent our most recent letter to the Gas Natural board in which we expressed interest in acquiring all outstanding shares of Gas Natural at a price of $13.00 per share – a premium of approximately 40% to Gas Natural’s share price as of January 13, 2014, the day before we approached the Gas Natural board regarding a transaction. Importantly, the $13.00 per share price of our proposal also exceeds Gas Natural’s all-time high share price of $12.35.

Unfortunately, you once again refused to engage in any dialogue. In fact, your response letter stated unconditionally that Gas Natural is “not for sale.” We were, of course, taken aback by such a response, given the challenges facing the company.

WE BELIEVE A SALE OF GAS NATURAL IS IN THE BEST INTEREST OF SHAREHOLDERS, CUSTOMERS, REGULATORS AND EMPLOYEES

We believe that the only viable value maximization strategy is a sale of the company for the following reasons:

•	Poorly articulated and uncertain growth strategy: Gas Natural’s management has failed to articulate a clearly quantified growth strategy to deliver returns to shareholders superior to those provided by our proposal. Whatever management’s strategy may be, we are confident that Gas Natural’s relatively high cost of capital and the multiple challenges created by the board and senior management described below will continue to impair the ability to deliver shareholder value under a standalone plan, certainly as compared to the value creation available under our proposal.

•	Poisoned regulatory relationships: After conducting an investigative audit of Gas Natural in 2013, the Public Utilities Commission of Ohio (PUCO) concluded that certain public utility subsidiaries of Gas Natural had “severe organizational dysfunction” and openly questioned “the judgment of the current management of [such companies] and whether they are sufficiently responsible and capable to continue to manage a public utility.” As reflected by the significant loss of Gas Natural’s market value following the release of the PUCO’s findings, we believe that trust between a utility and its regulators is a critical driver of value and that, once broken, such trust is not easily or quickly reestablished, absent a dramatic and fundamental change of the nature that a sale of the company would offer.

•	Inexperienced, nepotistic management team: On May 15, 2014, Gas Natural announced that its board of directors had appointed Greg Osborne as Chief Executive Officer. It is our understanding that the board did so without having conducted any formal executive search process. Greg Osborne is the son of Richard Osborne, the previous Gas Natural CEO, and does not have the utility management experience that we believe is necessary to address the significant challenges facing the company. We are particularly troubled by his appointment given the deteriorated relationship between state regulators and the company under the leadership of his father, noted above, and the web of relationships between the company and entities affiliated with Richard Osborne that have been a primary focus of regulator concern. Greg Osborne was, in fact, an officer of one or more of these entities during the period in which the PUCO determined that dealings between these entities and subsidiaries of the company were inappropriate.

•	Self-admitted dysfunctional board dynamics: We believe that Gas Natural is not focused on growth and creating shareholder value, but rather on the discord that has plagued senior management and the board. In response to public disclosure that Mr. Richard Osborne “verbally assaulted several board members and physically assaulted a member of the board and the company’s outside legal counsel,” the board recently acknowledged that its “ability to function properly” was impaired. The board’s lack of candor with respect to this discord makes it impossible to know how long the shareholders of the company have been left adrift, but this dysfunction does not appear to be a recent development given the multitude of challenges now consuming the company.

•	Lack of transparency and candor: Gas Natural has on several occasions, including with respect to our proposals to acquire the company, failed to disclose important information to the company’s shareholders in a timely manner. The company did not publicly acknowledge our acquisition proposals until more than a month after solicitation by the board of shareholder support for resolutions that the company has acknowledged would impede a sale transaction. The board demonstrated a lack of candor in its delay of the filing of information with the SEC regarding physical boardroom altercations until after the deadline for shareholders to submit director nominations had passed; we note that the only change between the existing board of directors and the proposed slate of directors is the replacement of Richard Osborne. And now, with the date of the annual shareholders’ meeting fast approaching, the board has failed to disclose terms of a settlement agreement that we understand was apparently reached between the company and Richard Osborne in respect of Mr. Osborne’s allegations that the board had violated its fiduciary duties.

•	Alleged self-dealing by senior management and board members: A shareholder filed a lawsuit in December, 2013, accusing director and former Chairman and CEO Richard Osborne and director and former CFO Thomas J. Smith of “breaches of fiduciary duty and wholesale dereliction of their duties.” The lawsuit alleges that “knowing that trouble was imminent, defendants Richard Osborne… and Thomas J. Smith abused their possession of this non-public information by unloading a massive amount of stock less than two weeks before the 2013 [PUCO] order was published.” Together with the findings of the PUCO in such order, we find the pattern of alleged self-dealing impossible to ignore. We also believe it is notable that these two directors sold most of their holdings for $10.00 per share, which is well below the $13.00 per share price of the Liberty Utilities proposal that the board now claims is inadequate.

•	Proposals to entrench the board and senior management: The board has proposed adoption by the shareholders of a resolution increasing – and in fact nearly doubling – the number of authorized shares of the company, to permit the board to issue shares without further shareholder approval. As stated in the proxy materials first made public by the board on May 30, 2014 (a date which should be noted occurs after the submission of all three of our acquisition proposals, and merely three weeks following our most recent acquisition proposal):

“This proposal [to increase the number of authorized shares] is not being made in response to any hostile attempts by any third party to obtain control of the company but the availability for issuance of additional shares of common stock could enable our board to make more difficult or discourage an attempt to obtain control of Gas Natural. . . . As a result, authorizing additional common shares may adversely impact shareholders who desire a change in management and/or the board or to participate in a tender offer or other sale transaction involving a change in control of Gas Natural.”

We are encouraging shareholders to assess these statements, and the motivation of the board, in the context of the company’s disclosure, on July 21, 2014, that the company had, in fact, received three unsolicited proposals for the acquisition of the company from us before the date the proxy materials were first made public. We are also encouraging shareholders to note the widespread opposition expressed by shareholder rights groups to anti-tender offer proposals of this nature on the basis of negative impact to shareholder value.

Your refusal to consider a sale of the company in favor of the pursuit of an undefined and uncertain standalone plan that preserves control of the company by existing directors and senior management ignores the opportunity to rapidly rectify the issues noted above through a business combination.

Liberty Utilities’ interest in acquiring all of the shares of Gas Natural for $13.00 per share today represents a premium to Gas Natural’s share price at any time over the last several years and we believe that it delivers far greater value than Gas Natural can reasonably expect to deliver on a standalone basis.

We are confident that Liberty Utilities’ scale of operations and robust access to capital will allow the customers, regulators and employees of the company to reap the rewards of participation in a larger, more capable combined entity. Liberty Utilities is a unique, compelling and obvious partner for Gas Natural, and would be a willing buyer of all of the outstanding shares of Gas Natural at $13.00 per share.

GAS NATURAL SHAREHOLDERS DESERVE A BOARD AND MANAGEMENT TEAM COMMITTED TO ENHANCING VALUE FOR SHAREHOLDERS

We believe that shareholders deserve a board willing to consider all opportunities to maximize value. As we have stated, our preference is to move forward with a speedy and friendly transaction. Unfortunately, our attempts to engage with you and your management team have been met with little more than cursory dismissals. Your response has been, instead, to propose the adoption of resolutions that will further entrench the board and senior management and facilitate continued disregard for the best interests of the company’s shareholders.

In light of your continued refusal to engage in a productive dialogue about the merits of a transaction to maximize shareholder value, we will be encouraging all shareholders to consider what you have failed to consider: Maximize Value For Gas Natural’s Shareholders Through A Sale Of The Company.

We intend to interact with the company’s other shareholders to encourage them to urge you to commence a sale process. If you fail to take action, we will ask that shareholders join us in voting against the incumbent board of directors and the value destructive anti-tender offer resolutions in advance of the upcoming July 30, 2014 shareholders’ meeting.

Sincerely,

David Pasieka

President, Liberty Utilities Co.,

A subsidiary of Algonquin Power & Utilities Corp.

The Opinion and Order from the Public Utilities Commission of Ohio that is referenced in this press release is available at: http://dis.puc.state.oh.us/TiffToPDf/A1001001A13K14B00651E38055.pdf.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.7 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 485,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary has invested in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

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For further information: Investors: Kelly Castledine, APUC—Liberty Utilities, 905-465-4576; Media: Andrew Siegel / Jennifer Beugelmans, Joele Frank, Wilkinson Brimmer Katcher, 212-355-4449

CO: Algonquin Power & Utilities Corp.

CNW 08:45e 23-JUL-14